Exhibit 3

2018 Second Quarter Results Exupery International School and Kindergarten, Latvia 1

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (‘CEMEX‘) intends, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as ‘may,‘ ‘should,‘ ‘could,‘ ‘anticipate,‘ ‘estimate,‘ ‘expect,‘ ‘plan,‘ ‘believe,‘ ‘predict,‘ ‘potential‘ and ‘intend‘ or other similar words. These forward-looking statements, and in particular in the case of CEMEX‘s new plan, ‘A Stronger CEMEX‘, reflect CEMEX‘s current expectations and projections about future events based on CEMEX‘s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX‘s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX‘s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to the cyclical activity of the construction sector; CEMEX‘s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX‘s ability to satisfy its obligations under CEMEX‘s material debt agreements, the indentures that govern CEMEX‘s outstanding senior secured notes and CEMEX‘s other debt instruments; the impact of CEMEX‘s below investment grade debt rating on its cost of capital; CEMEX‘s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives and implement its global pricing initiatives for CEMEX‘s products, including CEMEX‘s ‘A Stronger CEMEX‘ plan; the increasing reliance on information technology infrastructure for CEMEX‘s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX‘s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including NAFTA, to which Mexico is a party and which is currently undergoing renegotiation; terrorist and organized criminal activities as well as geopolitical events; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX‘s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX‘s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. CEMEX‘s ‘A Stronger CEMEX‘ plan is designed based on CEMEX‘s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX‘s prices for CEMEX‘s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 2

2Q18: first quarter since 4Q16 with increase in both reported and like-to-like EBITDA EBITDA variation +2% +4% 100 64 696 724 714 105 31 10 2Q17 Vol. Price Var. cost Fixed 2Q18 l-t-l FX 2Q18 & distr. cost & other Consolidated volumes for cement, ready-mix and aggregates increased by 4%, 5% and 2%, respectively, on a like-to-like basis Higher quarterly consolidated prices for our three core products on a year-over-year basis; cement, ready-mix and aggregates prices increased by 3%, 3% and 4%, respectively, from 2Q17 levels in local-currency terms Net sales and operating EBITDA increased by 7% and 4%, respectively, on a like-to-like basis During 2Q18, operating EBITDA margin declined by 0.7pp Millions of U.S. dollars 3

Increase of 32% in net income during the quarter Free cash flow Controlling interest net income 714 -34% +32% 626 382 160 288 96 416 64 260 97 37 231 30 EBITDA Net fin. Maint. WC Taxes Other1 FCF Stra- FCF 6M17 6M18 2Q17 2Q18 2Q18 Exp CapEx after tegic 2Q18 maint. CapEx CapEx Millions of U.S. dollars 1 Includes Other Cash Items plus Free Cash Flow Discontinued Operations 4

Total debt plus perpetuals has declined by US$459M year to date Total debt plus perpetuals variation -4% 11,349 396 106 121 10,890 78 4Q17 Cash balance Debt FX effect FCF after Other 2Q18 variation strategic CapEx Millions of U.S. dollars 5

Second Quarter 2018 Regional Highlights Therapeutic pools for the school La Esperanza, Puerto Rico 6

Mexico l-t-l l-t-l Domestic gray cement, ready-mix and 6M18 6M17 % var % var 2Q18 2Q17 % var % var Net Sales 1,669 1,533 9% 8% 867 810 7% 13% aggregates volumes increased 3%, 15% and 14%, respectively, during the quarter Op. EBITDA 610 567 7% 7% 311 302 3% 8% reflecting positive activity in the formal housing and industrial-and-commercial as % net sales 36.5% 37.0% (0.5pp) 35.8% 37.3% (1.5pp) sectors Millions of U.S. dollars Higher sequential and year-over-year prices 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 for our three core products during the quarter Cement (0%) 3% 11% The formal residential sector remains the Volume Ready mix 10% 15% 11% main driver for cement consumption, with Aggregates 11% 14% 11% solid year-to-date housing permits and starts The industrial-and-commercial sector 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 reflects continued dynamism mainly in tourism- and industrial-related projects Cement 4% 3% 1% Price (LC) Ready mix 9% 9% 1% The self-construction sector moderated its growth, but remains supported by favorable Aggregates 7% 8% 2% performance in job creation, real wages and remittances 7

United States l-t-l l-t-l EBITDA margin increased by 0.5 percentage 6M18 6M17 % var % var 2Q18 2Q17 % var % var points, muted by increased transportation Net Sales 1,844 1,731 7% 8% 989 916 8% 9% costs, higher imports and the continued Op. EBITDA 298 287 4% 5% 189 170 11% 11% drawdown of inventories to meet strong demand as % net sales 16.2% 16.6% (0.4pp) 19.1% 18.6% 0.5pp Millions of U.S. dollars Cement volumes increased 9% during the quarter, supported by expanding underlying 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 demand conditions coupled with recovery Cement 7% 9% 17% from poor weather conditions in the prior quarter Volume Ready mix 8% 8% 12% Aggregates 2% (1%) 10% Quarterly cement, ready-mix and aggregates prices increased 3%, 3% and 6%, respectively, on a year-over-year basis 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Residential activity continued to drive Cement 3% 3% 3% demand during the quarter; housing starts Price (LC) Ready mix 2% 3% (0%) increased 8% year-over-year Aggregates 5% 6% 0% In the industrial-and-commercial sector, construction spending increased 3% year-to-date May, with strength in lodging and commercial activity 8

South, Central America and the Caribbean l-t-l l-t-l 6M18 6M17 % var % var 2Q18 2Q17 % var % var Net Sales 916 942 (3%) (3%) 461 470 (2%) 0% Op. EBITDA 214 254 (16%) (17%) 110 120 (9%) (9%) as % net sales 23.4% 27.0% (3.6pp) 23.7% 25.6% (1.9pp) Millions of U.S. dollars 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Cement (2%) (2%) 4% Volume Ready mix (13%) (14%) (6%) Aggregates (9%) (12%) (5%) 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Cement 2% 3% 0% Price (LC) Ready mix (2%) (3%) (2%) Aggregates (4%) (2%) 1% Volume-weighted, local-currency average prices On a like-to-like basis, quarterly regional cement volumes decreased by 2% while prices increased by 3% on a year-over-year basis In Colombia, during the quarter cement volumes declined by 9%, and by 10% during the first six months of the year In Panama, our cement and ready-mix volumes declined by 26% and 36%, respectively, during the quarter, mainly due to the 30-day strike by construction workers; during the first six months of 2018, our cement and ready-mix volumes declined by 22% and 23%, respectively 9

Europe

	6M18	6M17	% var	l-t-l % var	2Q18	2Q17	% var	l-t-l % var
Net Sales	1,851	1,666	11%	1%	1,040	934	11%	6%
Op. EBITDA	140	139	0%	(9%)	121	109	11%	5%
as % net sales	7.5%	8.4%	(0.9pp)		11.7%	11.7%	0.0pp	

Millions of U.S. dollars

		6M18 vs. 6M17	2Q18 vs. 2Q17	2Q18 vs. 1Q18
Volume	Cement	2%	5%	48%
	Ready mix	(3%)	4%	38%
	Aggregates	(4%)	1%	39%

		6M18 vs. 6M17	2Q18 vs. 2Q17	2Q18 vs. 1Q18
Price (LC)	Cement	1%	2%	(1%)
	Ready mix	3%	2%	(3%)
	Aggregates	3%	4%	(3%)

Volume-weighted, local-currency average prices

Increase in quarterly **regional volumes and prices for our three core products;** cement prices increased sequentially in the UK, Germany, Poland, Latvia, the Czech Republic and Croatia

In the **UK**, cement and ready-mix volumes decreased 3% and 1%, respectively, while aggregates volumes increased 2%; the residential and infrastructure sectors drove demand in 2Q18

In **Spain**, cement, ready-mix and aggregates volumes increased 7%, 36% and 26%, respectively, reflecting favorable demand from the residential and industrial-and-commercial sectors

In **Germany**, cement and aggregates volumes increased by 5% and 4%, respectively, during 2Q18, mainly driven by the residential and infrastructure sectors

In **Poland**, quarterly cement, ready-mix and aggregates volumes increased 17%, 17% and 3%, respectively, due to a strong residential sector and our participation in large infrastructure projects

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Asia, Middle East and Africa l-t-l l-t-l 6M18 6M17 % var % var 2Q18 2Q17 % var % var Net Sales 728 653 11% 12% 353 327 8% 10% Op. EBITDA 114 113 1% 1% 52 49 6% 8% as % net sales 15.7% 17.3% (1.6pp) 14.8% 15.0% (0.2pp) Millions of U.S. dollars 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Cement 13% 6% (1%) Volume Ready mix 3% 2% (10%) Aggregates 1% 4% (2%) 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Cement 3% 6% 2% Price (LC) Ready mix 5% 7% 1% Aggregates 3% 3% (0%) Volume-weighted, local-currency average prices Increase in regional volumes for our three core products during both the quarter and the first half of the year; cement volumes grew in the high-single digits in the Philippines and Egypt during 2Q18 Increase in sequential regional prices for cement and ready mix in local-currency terms In the Philippines, domestic gray cement volumes increased by 8% during the quarter on a year-over-year basis supported by the infrastructure and residential sectors; sequential cement prices increased by 3% in local-currency terms In Egypt, quarterly domestic gray cement volumes increased by 7% during 2Q18 reflecting higher cement dispatches to Lower Egypt; local-currency cement prices increased by 21% on a year-over-year basis 11

Second Quarter 2018 2Q18 Results Lumina, USA 12

Operating EBITDA, cost of sales and operating expenses January—June Second Quarter l-t-l l-t-l 2018 2017 % var % var 2018 2017 % var % var Net sales 7,185 6,687 7% 5% 3,805 3,568 7% 7% Operating EBITDA 1,252 1,249 0% 0% 714 696 2% 4% as % net sales 17.4% 18.7% (1.3pp) 18.8% 19.5% (0.7pp) Cost of sales 4,776 4,440 (8%) 2,474 2,324 (6%) as % net sales 66.5% 66.4% (0.1pp) 65.0% 65.1% 0.1pp Operating expenses 1,569 1,422 (10%) 827 765 (8%) as % net sales 21.8% 21.3% (0.5pp) 21.7% 21.4% (0.3pp) Millions of U.S. dollars Operating EBITDA during 2Q18 increased by 4% on a like-to-like basis mainly due to higher contributions in Mexico, the U.S., as well as our European and Asia, Middle East and Africa regions. Cost of sales, as a percentage of net sales, decreased by 0.1pp during the quarter mainly driven by timing differences in maintenance expenses Operating expenses, as a percentage of net sales, increased by 0.3pp during the quarter mainly driven by higher distribution expenses 13

Free cash flow January—June Second Quarter 2018 2017 % var 2018 2017 % var Operating EBITDA 1,252 1,249 0% 714 696 2% —Net Financial Expense 332 438 160 213 —Maintenance Capex 174 156 96 99 —Change in Working Capital 417 298 64 (90) —Taxes Paid 148 162 97 115 —Other Cash Items (net) 64 21 38 9 —Free Cash Flow (1) (8) (0) (4) Discontinued Operations Free Cash Flow after 117 183 (36%) 260 353 (26%) Maintenance Capex —Strategic Capex 39 57 30 29 Free Cash Flow 78 126 (38%) 231 324 (29%) Millions of U.S. dollars Average working capital days during 2Q18 decreased to negative 9, from negative 1 day in 2Q17 Average working capital days -1 -5 -9 -13 -13 2Q17 3Q17 4Q17 1Q18 2Q18 14

Other income statement items during 2Q18 Other expenses, net, of US$36 million, mainly due to impairment of assets and severance payments Gain on financial instruments of US$25 million mainly resulting from derivatives related to GCC shares Foreign-exchange gain of US$102 million resulting primarily from the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro and the Colombian peso versus the U.S. dollar Controlling interest net income of US$382 million in 2Q18 versus an income of US$288 million in 2Q17; the higher income mainly reflects higher operating earnings before other expenses, net, lower financial expenses, higher income from financial instruments and a higher foreign exchange gain, partially offset by higher other expenses, net, higher income tax, and a negative variation in discontinued operations in the U.S. 15

CEMEX consolidated debt maturity profile Total debt excluding perpetual notes as of June 30, 2018: US$10,444 million Credit Agreement Other bank debt Fixed Income Avg. life of debt: 4.9 years Convertible Subordinated Notes1 2,443 1,970 1,551 1,141 1,204 998 643 452 42 2018 2019 2020 2021 2022 2023 2024 2025 2026 Millions of U.S. dollars 1 Convertible Subordinated Notes include only the debt component of US$511 million; total notional amount is about US$521 million 16

CEMEX consolidated debt maturity profile ‘ proforma1 Total debt excluding perpetual notes as of June 30, 2018: US$10,444 million Credit Agreement Other bank debt Fixed Income Avg. life of debt: 5.0 years Convertible Subordinated Notes2 2,443 1,865 1,970 1,141 1,204 998 643 138 42 2018 2019 2020 2021 2022 2023 2024 2025 2026 Millions of U.S. dollars 1 Proforma reflects call payment made on July 16, 2018 for the Floating Rate Senior Secured Notes due on October 2018, applying US$313M withdrawn from Revolving Credit Facility due 2022 2 Convertible Subordinated Notes include only the debt component of US$511 million; total notional amount is about US$521 million 17

Second Quarter 2018 2018 Outlook Pharmax Pharmaceutical, United Arab Emirates

2018 guidance Cement: 2% to 3% Consolidated Ready mix: 3% to 4% volumes Aggregates: 1% to 2% Energy cost per ton of cement Increase of approximately 6% produced US$550 million Maintenance CapEx Capital US$250 million Strategic CapEx expenditures US$800 million Total CapEx Investment in US$0 million working capital Cash taxes US$250 to 300 million Cost of debt1 Reduction of approximately US$125 million 1 Including perpetual and convertible securities 19

A Stronger CEMEX Torre Reforma, Mexico 20

A Stronger CEMEX Optimize portfolio for growth Accelerate balance sheet deleveraging Initiate capital return program US$1.5-2.0B asset sales by 2020 US$150M operational initiatives/cost reduction by 2019 US$3.5B total debt reduction by 2020 Ongoing cash dividend program starting in 2019; ~US$150M in first year Accelerating achievement of our priorities to maximize shareholder value Please refer to page 2 for disclaimer 21

Plan rationale Resilient Business Model Headwinds Persist Actions to date have benefitted the business, but deleveraging needs to be done at a faster pace Plan to increase speed of executing strategic priorities Follows extensive review of business by Board and management, taking into account feedback from shareholders Higher than expected increase in energy, logistics and labor costs Supply-demand tensions, having subsided materially, persist Actively managing the business to benefit shareholders 22

Enhanced commitment to portfolio optimization for growth US$1.5B-2.0B of Asset Sales = Reposition CEMEX Portfolio Toward Higher Growth Streamline global portfolio Focus on markets with greatest long-term growth potential Retain assets best suited to grow within CEMEX portfolio Sell certain assets to parties positioned to grow them Continue focus on a balanced, diversified portfolio to promote profitable growth Proven track record of successful asset sales 23

Operational initiatives / cost reduction Built a Resilient Business ModelBut More to Do: A Stronger CEMEX In addition to selling assets, plan to secure US$150 million of annual cost savings through: Extracting SG&A efficiencies Increasing alternative fuel utilization Serving our customers better at a reduced cost Optimizing production and logistics supply model Enhancing procurement by implement new sourcing strategies from lower-cost suppliers Optimize existing operations and maximize margins 24

Total debt reduction of $3.5B by 2020 Total debt plus perpetuals -38% 17.5 -33% 10.9 7.4 Debt reduction of $3.5B by 2020 2013 2Q18 2020 Materially accelerating our path to investment grade Billions of U.S. dollars 25

Return capital to shareholders ‘ initiating cash dividend Beginning in 2019, CEMEX to pay a cash dividend ~US$150M in 2019; amount in subsequent years to be based on business performance Targeting dividend metrics consistent with heavy building materials peers over the mid-term Subject to shareholders‘ approval Share buybacks complementary to dividend payments Dependent on defined criteria based on ongoing assessment of the capital needs of the business, valuation and general market conditions Capital allocation program returns cash to shareholders 26

Accelerated achievement of priorities underpins framework for growth Optimize CEMEX US$1.5B-2.0B of asset sales ‘ launching divestiture processes in 2H18 Portfolio Rebalance CEMEX‘s portfolio toward attractive growth markets through organic/inorganic growth opportunities and asset sales Implement US$150M operational initiatives / cost reduction Drive Organic Growth and Maximize Margins Prioritize business development and customer service (e.g. CEMEX Go) Focus on employee development and continuous improvement Continue focus on a balanced, diversified portfolio to promote profitable growth Maintain Disciplined All inorganic growth opportunities must meet our criteria Enhance portfolio, provide diversification and is core to our strategy Evaluation of Inorganic Growth Maintain CEMEX‘s accelerated deleveraging path toward investment grade Opportunities ROCE in excess of risk-adjusted WACC Accretive to earnings and FCF on per share basis by year two Strong synergy potential Actively managing the business for a faster path toward investment grade 27

Accelerating the timeline of our priorities ‘ A Stronger CEMEX Pursue organic ~US$150M and inorganic annual cash growth dividend starting Total debt in 2019; share reduction of buybacks US$3.5B by 2020 US$150M Invest in cost reduction Growth US$1.5-2.0B Return asset sales Capital to Accelerate Shareholders Deleveraging Operational Initiatives Optimize Portfolio A stronger global leader in the building materials industry 28

Second Quarter 2018 Appendix Chase Center, USA 29

Consolidated volumes and prices 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Volume (l-t-l1) 3% 4% 14% Domestic gray Price (USD) 3% 2% (2%) cement Price (l-t-l1) 2% 3% 1% Volume (l-t-l1) 3% 5% 14% Ready mix Price (USD) 7% 4% (3%) Price (l-t-l1) 3% 3% (0%) Volume (l-t-l1) 0% 2% 18% Aggregates Price (USD) 7% 5% (2%) Price (l-t-l1) 3% 4% 0% 1 Like-to-like volumes adjusted for investments/divestments and, in the case of prices, foreign-exchange fluctuations Consolidated volumes for cement, ready mix and aggregates increased by 4%, 5% and 2%, respectively, during 2Q18 on a year-over-year basis During the quarter, higher year-over-year cement volumes in Mexico, the U.S., Europe and AMEA region Quarterly increases in our consolidated prices for our three core products on a year-over-year basis 30

Additional information on debt and perpetual notes Second Quarter First Quarter 2018 2017 % var 2018 Total debt1 10,444 11,483 (9%) 10,902 Short-term 5% 5% 4% Long-term 95% 95% 96% Perpetual notes 446 444 0% 450 Total debt plus perpetual notes 10,890 11,927 (9%) 11,352 Cash and cash equivalents 308 418 (26%) 311 Net debt plus perpetual notes 10,582 11,509 (8%) 11,041 Consolidated Funded Debt2 (CFD) 10,219 10,827 (6%) 10,802 CFD / EBITDA3 3.96 4.04 4.22 Interest coverage3 4 4.13 3.39 3.85 Millions of U.S. dollars 1 Includes convertible notes and capital leases, in accordance with International Financial Reporting Standard (IFRS) 2 Consolidated funded debt, in accordance with our contractual obligations under the 2017 Credit Agreement 3 EBITDA calculated in accordance with IFRS 4 Interest expense in accordance with our contractual obligations under the 2017 Credit Agreement Other Euro Currency 26% denomination U.S. dollar 66% Variable Interest rate Fixed 39% 61% 31

Additional information on debt Second Quarter First Quarter 2018 % of total 2017 % of total 2018 % of total Fixed Income 6,107 58% 7,760 68% 6,203 57% 2017 Credit Agreement 3,292 32% 2,249 20% 3,666 34% Convertible Subordinated Notes 511 5% 860 7% 509 5% Others 534 5% 613 5% 524 5% Total Debt1 10,444 11,483 10,902 Millions of U.S. dollars 1 Includes convertible notes and capital leases, in accordance with IFRS Total debt1 by instrument 5% 5% 32% 58% 32

6M18 volume and price summary: Selected countries Domestic gray cement Ready mix Aggregates 6M18 vs. 6M17 6M18 vs. 6M17 6M18 vs. 6M17 Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico (0%) 4% 4% 10% 10% 9% 11% 7% 7% U.S. 7% 3% 3% 8% 2% 2% 2% 5% 5% Colombia (10%) 3% (0%) (14%) 3% 0% (14%) (0%) (3%) Panama (22%) (0%) (0%) (23%) (8%) (8%) (4%) (5%) (5%) Costa Rica 11% 2% 2% 20% (1%) (1%) 4% (8%) (8%) UK (3%) 7% (1%) (6%) 7% (0%) (4%) 9% 2% Spain 5% 14% 3% 25% 13% 2% 11% 15% 5% Germany 3% 11% 2% (6%) 16% 6% (4%) 10% 1% Poland 9% 14% 5% 2% 20% 10% 4% 22% 12% France N/A N/A N/A (4%) 15% 4% (4%) 13% 2% Philippines 12% (7%) (3%) N/A N/A N/A N/A N/A N/A Egypt 18% 20% 20% (20%) 36% 36% (28%) 25% 25% 33

2Q18 volume and price summary: Selected countries Domestic gray cement Ready mix Aggregates 2Q18 vs. 2Q17 2Q18 vs. 2Q17 2Q18 vs. 2Q17 Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico 3% (2%) 3% 15% 3% 9% 14% 3% 8% U.S. 9% 3% 3% 8% 3% 3% (1%) 6% 6% Colombia (9%) 8% 4% (11%) 5% 2% (13%) 1% (2%) Panama (26%) (0%) (0%) (36%) (10%) (10%) (13%) (4%) (4%) Costa Rica 18% 4% 3% 29% 1% (0%) (11%) 10% 9% UK (3%) 4% 0% (1%) 3% (1%) 2% 6% 2% Spain 7% 10% 4% 36% 7% 1% 26% 9% 4% Germany 5% 8% 2% (3%) 12% 6% 4% 8% 2% Poland 17% 9% 5% 17% 15% 11% 3% 31% 27% France N/A N/A N/A 1% 10% 4% 1% 8% 2% Philippines 8% (5%) (0%) N/A N/A N/A N/A N/A N/A Egypt 7% 23% 21% (28%) 52% 50% (31%) 17% 15% 34

2018 expected outlook: Selected countries

	Domestic gray cement Volumes	Ready mix Volumes	Aggregates Volumes
Consolidated[1]	2% - 3%	3% - 4%	1% - 2%
Mexico	1% - 2%	8% - 10%	6% - 8%
United States[1]	4% - 6%	4% - 6%	2% - 4%
Colombia	(9%) - (7%)	(10%) - (8%)	(12%) - (10%)
Panama	(15%) - (13%)	(8%) - (4%)	3% - 6%
Costa Rica	3% - 5%	5% - 7%	5% - 7%
UK	(2%) - 0%	(3%) - (1%)	(1%) - 1%
Spain	4% - 6%	4% - 6%	4% - 6%
Germany	1% - 2%	0% - 2%	0% - 2%
Poland	5% - 7%	5% - 7%	0% - 1%
France	N/A	0% - 2%	0% - 2%
Philippines	8% - 12%	N/A	N/A
Egypt	(5%) - (0%)	(12%) - (10%)	N/A

1 On a like-to-like basis for the ongoing operations

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Definitions 6M18 / 6M17 Results for the first six months of the years 2018 and 2017, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l % var Like-to-like percentage variations adjusted for investments/divestments and currency fluctuations Maintenance capital Investments incurred for the purpose of ensuring the company‘s operational continuity. These include expenditures capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SCAC South, Central America and the Caribbean Strategic capital Investments incurred with the purpose of increasing the company‘s profitability. These include capital expenditures expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs % var Percentage variation 36

Contact information Investor Relations Stock Information In the United States NYSE (ADS): +1 877 7CX NYSE CX In Mexico Mexican Stock Exchange: +52 81 8888 4292 CEMEXCPO ir@cemex.com Ratio of CEMEXCPO to CX: 10 to 1 Calendar of Events October 25, 2018 Third quarter 2018 financial results conference call 37